SECUF 17008570

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SEC Mail Processing Section FEB 28 2017 Washington DC 416

SEC Mail Processing Section FEB 28 2017 Washington DC 416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67764

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

DAK CAPITAL, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

195 Route 17 South
(No. and Street)

Rochelle Park, NJ 07662
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Scharfstein (201) 712-9555
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Co, LLC
(Name - if individual, state last, first, middle name)

293 Eisenhower Parkway, Suite 209, Livingston, NJ 07039
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Alan Scharfstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of DAK Capital, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

DANA AL BAZDOKA
Notary Public - State of New Jersey
My Commission Expires Aug 24, 2021

Notary Public

Alan Scharfstein, President

This report contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity.
( ) (f) Statement of Changes in Subordinated Liabilities (not applicable)
(x) (g) Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
( ) (k) A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x) (l) An Oath or Affirmation.
( ) (m) A Copy of the SIPC Supplemental Report.
(x) (n) Report on management's assertion letter regarding 15c3-3 Exemption Report
(x) (o) Management's assertion letter regarding 15c3-3 Exemption Report

DAK CAPITAL, LLC

Financial Statements and Supplemental Information

For the Year Ended December 31, 2016

Report of Independent Registered Public Accounting Firm	1
Financial statements:	
Statement of financial condition	2
Statement of operations	3
Statement of changes in member's equity	4
Statement of cash flows	5
Notes to financial statements	6 - 8
Supplemental information:	
Report of Independent Registered Public Accounting Firm on Supplementary Information Required by Rule 17a-5 under the Securities Exchange Act of 1934	9
Computation of net capital pursuant to Rule 15c3-1 and statement pursuant to Rule 17a-5(d)(4)	10
Report of Independent Registered Public Accounting Firm Review of Exempt Report Pursuant to SEC Rule 17a-5	11
Exemption Report Pursuant to SEC Rule 17a-5	12

SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
DAK Capital, LLC
Rochelle Park, New Jersey

We have audited the accompanying statement of financial condition of DAK Capital, LLC as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of DAK Capital, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DAK Capital, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Sobel & Co. LLC
Certified Public Accountants

Livingston, New Jersey
February 20, 2017

DAK CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Cash	$	42,694
Due from related party		10,153
	$	52,847

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	700
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		52,147
	$	52,847

DAK CAPITAL, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2016

REVENUE:	
Commission revenue	$ 139,432
OPERATING EXPENSES:	
Commissions	55,308
Professional services	18,449
Compensation and benefits	62,370
Occupancy	10,680
Licenses and registration	5,201
General and administrative	6,321
Total Operating Expenses	158,329
NET LOSS	$ (18,897)

DAK CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2016

Balance, January 1, 2016	$	44,421
Capital addition - cash		20,000
Capital addition - forgiveness of allocated expenses		6,623
Net loss		(18,897)
Balance, December 31, 2016	$	52,147

DAK CAPITAL, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2016

CASH FLOWS PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES:		
Net loss	$	(18,897)
Changes in certain assets and liabilities:		
Due from related party		(10,160)
Accrued expense		31,500
Net Cash Provided by Operating Activities		2,443
FINANCING ACTIVITIES:		
Capital addition		20,000
Expenses contributed by member		6,623
Net Cash Provided by Financing Activities		26,623
NET INCREASE IN CASH		29,066
CASH:		
Beginning of year		13,628
End of year	$	42,694

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:
DAK Capital, LLC ("Company") was formed in 2007 in the state of New Jersey for the purpose of registering as a mergers and acquisitions broker. The Company is headquartered in Rochelle Park, New Jersey. The Company is registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company specializes in mergers and acquisitions advisory services.

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:
Revenues consist of fees earned from providing advisory services and are recorded upon performance of these services.

Income Taxes:
The Company is treated as a partnership for federal and state income tax purposes; therefore, the taxable income or loss from the Company's operations is allocated to the Company's member.

The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and, also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. At December 31, 2016, there were no significant income tax uncertainties that are expected to have a material impact on the Company's financial statements. In addition, no penalties or interest were incurred during 2016.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after December 31, 2016 through February 20, 2017, the date that the financial statements were available to be issued.

NOTE 2 - COMMITMENTS AND CONTINGENCIES:

The Company leases office space and equipment from the Company's member pursuant to a signed lease agreement. The lease is for one year and automatically renews each year. The lease calls for monthly rental payments of $890. Lease payments under these operating leases totaled approximately $10,680 for the year ended December 31, 2016.

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2016, the Company's net capital is as follows:

Net capital	$ 41,994
Net capital requirement	5,000
Excess Net Capital	$ 36,994
Aggregate Indebtedness to Net Capital	1.67%

The Company is not required to furnish the "computation of reserve requirements" under Rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies, with the exemptive provision k(2)(i) of Rule 15c3-3. This provision exempts brokers or dealers who do not hold funds for securities for, or owe money or securities to, customers from having to furnish the "computation of reserve requirements".

NOTE 4 - CONCENTRATIONS OF CREDIT RISK:

As of December 31, 2016, one customer made up approximately 79% of the Company's annual revenues.

NOTE 5 - RELATED PARY TRANSACTIONS:

Under the terms of an expense sharing agreement, certain expenses of the Company are paid by The DAK Group, Ltd, a related party through common ownership, on behalf of the Company. For the year ended December 31, 2016, expenses related to the expense sharing agreement amounted to approximately $79,000. In addition, the Company reimbursed The DAK Group, Ltd $86,808 in commissions during the year ended December 31, 2016.

SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Member
DAK Capital, LLC
Rochelle Park, New Jersey

We have audited the financial statements of DAK Capital, LLC as of and for the year ended December 31, 2016, and have issued our report thereon dated February 20, 2017, which contains an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, contained on page 10, has been subjected to audit procedures performed in conjunction with the audit of DAK Capital, LLC's financial statements. The supplemental information is the responsibility of DAK Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
February 20, 2017

DAK CAPITAL, LLC
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2016

NET CAPITAL:		
Total member's equity qualified for net capital	$	52,147
Deductions and charges:		
Nonallowable assets:		
Due from related party party		(10,153)
Total Nonallowable Assets		(10,153)
Tentative Net Capital		41,994
Haircuts on Securities Position		-
NET CAPITAL	$	41,994
AGGREGATE INDEBTEDNESS:		
Items included in statements of financial condition:		
Accounts payable and other accrued expenses	$	700
TOTAL AGGREGATE INDEBTEDNESS	$	700
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:		
Net capital requirement	$	5,000
Excess net capital	$	36,994
Net capital less 120% of net capital requirement	$	35,994
Ratio: aggregate indebtedness to net capital		1.67%

Statement Pursuant to Paragraph (d)-(4) of Rule 17a-5

There were no differences between the computation of net capital and the corresponding computation prepared by DAK Capital, LLC and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2016.

SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
DAK Capital, LLC
Rochelle Park, New Jersey

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) DAK Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which DAK Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) ("exemption provisions") and (2) DAK Capital, LLC stated that DAK Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. DAK Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about DAK Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
February 20, 2017

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016

DAK Capital, LLC asserts, to the best of its knowledge and belief the following:

1. DAK Capital, LLC claims an exemption from 240.15c3-3 under section (k)(2)(i).
2. DAK Capital, LLC met such exemption provisions in 240.15c3-3 (k)(2)(i) throughout the period January 1, 2016 through December 31, 2016.

Alan Scharfstein, President